UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number  1-8649

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

The Toro Company Investment, Savings, and Employee Stock Ownership Plan

The Toro Company

8111 Lyndale Avenue South

Bloomington, MN  55420

Attn: Director, Total Rewards & HR Services

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Toro Company

8111 Lyndale Avenue South

Bloomington, MN  55420

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator

The Toro Company Investment, Savings,
and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Minneapolis, Minnesota
June 25, 2014

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets:
Investments at fair value:
Interest in the Toro Company Master Trust Fund	$866,765,344	$695,340,692

Employer contribution receivable	11,159,278	11,033,723
Employee contribution receivable	71,881	54,223
Total receivables	11,231,159	11,087,946

Total assets before adjustment at fair value	877,996,503	706,428,638

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(797,946)	(2,829,250)
Net assets available for benefits	$877,198,557	$703,599,388

See accompanying notes to financial statements.

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2013 and 2012

	2013	2012
Additions to net assets:
Investment income:
Plan interest in net investment income of the Toro Company Master Trust Fund	$198,679,198	$128,978,386
Net investment income	198,679,198	128,978,386

Employer contributions	15,034,590	14,557,474
Employee contributions	14,350,856	13,705,655
Rollover contributions	978,981	1,490,637
Total contributions	30,364,427	29,753,766

Total additions to net assets	229,043,625	158,732,152

Deductions from net assets:
Benefit payments	(55,368,963)	(69,338,130)
Administrative and other	(75,493)	57,705
Total deductions from net assets	(55,444,456)	(69,280,425)

Net increase in net assets available for benefits	173,599,169	89,451,727

Net assets available for benefits:
Beginning of year	703,599,388	614,147,661
End of year	$877,198,557	$703,599,388

See accompanying notes to financial statements.

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(1)                     Summary Description of Plan

The following description of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document amended and restated as of January 1, 2009 for more complete information for calendar years prior to 2012. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2002, The Toro Company Employee Stock Ownership Plan was merged into The Toro Company Investment and Savings Plan to become the Plan. However, there continues to be an employee stock ownership (ESOP) portion and a profit sharing portion of the Plan. Effective September 2, 2003, the Exmark Manufacturing Company, Inc. 401(k) Profit Sharing Plan was merged into the Plan. Effective April 4, 2008, the Rain Master Irrigation Systems, Inc. 401(k) Profit Sharing Plan was merged into the Plan.

The primary purpose of the ESOP portion of the Plan is to provide employees who become participants in the Plan an opportunity to have their account balances invested in common stock, par value $1.00 per share (Common Stock), of The Toro Company (the Company). The portions of participant accounts that hold Common Stock of the Company are included in the ESOP portion of the Plan. The portions of participant accounts that do not hold such stock are included in the profit sharing portion of the Plan.

Participants may make their own contributions to the Plan. These are initially made to the profit sharing portion of the Plan.

Plan participants are also eligible to have the Company make ESOP and investment fund contributions to the Plan on their behalf after two years of qualifying service with the Company. Participants are fully vested in the entire balance of their individual accounts attributable to those contributions. The Company also makes matching contributions to the Plan with respect to participant contributions. Participants are eligible for matching contributions after completing one year of qualifying service with the Company. Company matching contributions, together with income attributable thereto, vest at a rate of 20% after one year of vesting service, with an additional 20% being accumulated annually thereafter until the participant is 100% vested.

Effective January 1, 2012, the Plan was amended and restated. As part of the amendment and restatement, the following key changes were made: eligibility requirements were all changed to 30 days, automatic enrollment levels increased from 2% to 4%, and a vesting schedule was established for the investment fund and ESOP contributions, which is now similar to the vesting schedule for all matching contributions.

Participants may choose to have their accounts including those initially invested in Common Stock of the Company invested in any of the investment funds made available under the Plan or in Common Stock of the Company. All contributions under the Plan are made to a trust that holds all of the assets of the Plan.

Participants may receive distributions from their vested accounts under the Plan upon termination of employment, retirement, or death in the form of a lump-sum payment or in installments. Additionally, at age 59½, participants are able to take in-service withdrawals. Participants are allowed to withdraw amounts that they previously rolled into the Plan. Withdrawals are also allowed from selected accounts in the event of a defined financial hardship to the extent necessary to satisfy the financial need. To the extent an account is invested in Common Stock of the Company, a withdrawal or distribution can be in the form of Common Stock of the Company or cash.

Benefit payments and transfers of participants’ interests are made by the trustee, Fidelity Investments (the Trustee).

During the years ended December 31, 2013 and 2012, forfeited nonvested accounts totaled $66,198 and $21,810, respectively. These amounts are used to offset future Company contributions.

The Company (the administrator of the Plan) designs, manufactures, and markets professional turf maintenance equipment and services, turf irrigation systems, agricultural microirrigation systems, landscaping equipment and lighting, underground utility equipment, concrete and hardscape equipment, and residential yard and snow removal products. The Company absorbs administrative costs of the Plan, with certain exceptions including investment management fees, which are netted against investment income.

(2)                     Summary of Significant Accounting Policies

a)             Basis of Financial Statement Presentation

The accompanying financial statements of the Plan are presented in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

b)             Investments

The Plan’s investments are in a Master Trust held by the Trustee. The investment securities are stated at fair value; fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value of equity securities is based on the last quoted bid price. Stable asset, asset allocation, and fixed income funds are valued at net asset value (NAV) of the underlying fund as a practical expedient. The NAV is based on the value of the net assets owned by the fund. While the underlying assets are actively traded on an exchange, the fund is not. There are no imposed redemption or liquidation restrictions on participants and the Plan has no further contractual obligations to further invest in the funds.

Purchases and sales of all securities are recorded on a trade-date basis. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Company maintains one Master Trust for two profit sharing and retirement plans that are sponsored by the Company. The two plans are the Plan and The Toro Company Profit Sharing Plan for Plymouth Union Employees. The purpose of the Master Trust is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans. The Master Trust invests in fully benefit-responsive investment contracts stated at fair value, which are then adjusted to contract value. Fair value of the contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Plan’s proportionate share of net investment income from the Master Trust is based upon the percentage of the fair value of the Plan’s investment in the Master Trust’s net assets. The Plan’s percentage interest in the net assets of the Master Trust was approximately 99% as of December 31, 2013 and 2012.

c)              Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company, as the administrator of the Plan, to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

d)             Concentrations of Risk

The Plan has investments in a variety of investment funds within the Master Trust. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The assets held by the Master Trust include the Common Stock of the Company. At December 31, 2013 and 2012, approximately 39% and 36%, respectively, of the investments of the Master Trust were invested in Common Stock of the Company. The underlying value of the Common Stock of the Company is entirely dependent upon the performance of the Company and the market’s evaluation of such performance and other factors.

e)              Fully Benefit-Responsive Investment Contracts

The Plan indirectly invests in investment contracts and security-backed contracts through the Wells Fargo Stable Value Fund E. An investment contract is a contract issued by a financial institution to provide a stated return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and comprises two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. The yield earned by the Wells Fargo Stable Value Fund E at December 31, 2013 and 2012 was 1.36% and 0.94%, respectively.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the Master Trust, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

(3)                     Funding Policy, Contributions, and Plan Transfers

For the ESOP portion of the Plan, the Company, at its discretion, may choose to make an annual contribution to a qualified employee’s or participant’s account in the form of Common Stock of the Company. To the extent that a contribution is made for a plan year, it is contributed based on a percentage of the participant’s eligible compensation for the plan year.

For the profit sharing portion of the Plan, the Company, at its discretion, may choose to make an annual contribution to a qualified employee’s or participant’s account in the form of cash. This contribution is allocated to a participant’s account based on a participant’s allocation of funds under the 401(k) feature. To the extent that a contribution is made for a plan year, it is contributed based on a percentage of the participant’s eligible compensation for the plan year plus a percentage of the participant’s eligible compensation above the Social Security taxable wage base.

Participants can also elect salary reduction elections under a 401(k) feature, after-tax contributions, and rollover funds from other qualified plans. The Company may, at its discretion, make a matching contribution to employee contributions to the Plan.

Transfers to/from other funds represent participant elected rollovers to/from plans of other employers or other transfers to/from other plans.

(4)                     Party-in-interest Transactions

The Trustee and the Company are parties in interest with respect to the Plan. The Plan’s investments are held by the Trustee, and some of the investment funds available to participants include mutual funds managed by the Trustee. In the opinion of the Plan’s legal counsel, transactions between the Plan and the Trustee are exempt from being considered as “prohibited transactions” under the ERISA Section 408(b).

(5)                     Plan Termination

The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Each participant’s interest in the Plan is 100% vested at all times, except for the portion attributable to matching contributions which is vested in a manner described above. Upon termination of the Plan, interests of active participants in the Plan fully vest.

(6)                     Master Trust Fund

Under the terms of the trust agreement, the Trustee manages investment funds on behalf of the Plan. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments of the investment funds, except to the extent the Trustee is subject to the discretion of participants, other fiduciaries, or the Company. In accordance with the trust agreement, the assets of the Plan are held together with assets of other plans sponsored by the Company in the Master Trust. Investment income related to the Master Trust is allocated to the individual plans based upon beginning of the month balances invested in the Plan. Transactions involving Toro Company stock qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules under ERISA.

Fair values of Master Trust investments at December 31, 2013 and 2012 were as follows:

	2013	2012
Mutual funds:
U.S. small-cap equities	$41,005,467	$31,567,294
U.S. mid-cap equities	48,249,964	32,420,071
U.S. large-cap equities	157,422,699	122,443,659
International small-cap equities	6,039,532	3,653,436
International large-cap equities	32,725,859	26,403,367
Stable asset funds	100,787,143	100,747,244
Asset allocation funds	122,908,658	103,583,178
Fixed income funds	17,729,392	22,591,625
Money market funds	3,579,365	3,223,982
The Toro Company Common Stock	340,367,884	251,938,375
Total Master Trust investments	$870,815,963	$698,572,231

Plan interest in Master Trust	$866,765,344	$695,340,692

Net investment income for the Master Trust for the years ended December 31, 2013 and 2012 was as follows:

	2013	2012
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Mutual funds:
U.S. small-cap equities	$6,018,933	$1,902,305
U.S. mid-cap equities	8,956,708	4,178,779
U.S. large-cap equities	31,610,382	17,735,527
International small-cap equities	899,630	638,757
International large-cap equities	5,054,117	4,016,531
Stable asset funds	(523,992)	2,032,319
Asset allocation funds	15,204,942	10,452,064
Fixed income funds	(432,943)	821,569
The Toro Company Common Stock	113,262,406	78,850,074
Net realized and unrealized appreciation	180,050,183	120,627,925

Dividends	17,597,972	9,210,911
Net investment income	$197,648,155	$129,838,836

The Master Trust categorizes its assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Master Trust’s investments in small, mid, and large-cap equities, in the United States and internationally, as well as investments in Common Stock of the Company and money market funds are classified as Level 1 assets in the fair value hierarchy. The Master Trust’s investments in stable asset, asset allocation, and fixed income funds are classified as Level 2 assets in the fair value hierarchy to the extent that the Master Trust has the ability to redeem its interest within 90 days of the measurement date with no liquidity restrictions.

Assets measured at fair value as of December 31, 2013 and 2012 are summarized below:

2013	Fair Value	Level 1	Level 2	Level 3
Mutual funds:
U.S. small-cap equities	$41,005,467	$41,005,467	$—	$—
U.S. mid-cap equities	48,249,964	48,249,964	—	—
U.S. large-cap equities	157,422,699	157,422,699	—	—
International small-cap equities	6,039,532	6,039,532	—	—
International large-cap equities	32,725,859	32,725,859	—	—
Stable asset funds	100,787,143	—	100,787,143	—
Asset allocation funds	122,908,658	—	122,908,658	—
Fixed income funds	17,729,392	—	17,729,392	—
Money market funds	3,579,365	3,579,365	—	—
The Toro Company Common Stock	340,367,884	340,367,884	—	—
Total assets	$870,815,963	$629,390,770	$241,425,193	$—

2012	Fair Value	Level 1	Level 2	Level 3
Mutual funds:
U.S. small-cap equities	$31,567,294	$31,567,294	$—	$—
U.S. mid-cap equities	32,420,071	32,420,071	—	—
U.S. large-cap equities	122,443,659	122,443,659	—	—
International small-cap equities	3,653,436	3,653,436	—	—
International large-cap equities	26,403,367	26,403,367	—	—
Stable asset funds	100,747,244	—	100,747,244	—
Asset allocation funds	103,583,178	—	103,583,178	—
Fixed income funds	22,591,625	—	22,591,625	—
Money market funds	3,223,982	3,223,982	—	—
The Toro Company Common Stock	251,938,375	251,938,375	—	—
Total assets	$698,572,231	$471,650,184	$226,922,047	$—

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2013 and 2012.

The following presents investments in the Master Trust as of December 31, 2013 and 2012 that represent 5% or more of the Master Trust’s net assets in either year:

	2013	2012
Wells Fargo Stable Value Fund E	$100,787,143	$100,747,244
T. Rowe Price Equity Income Fund	52,289,678	41,183,923
Growth Fund of America	72,780,357	56,255,610
The Toro Company Common Stock	340,367,884	251,938,375

(7)                     Federal Income Taxes

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated February 19, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Company, as the administrator of the Plan, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires the Plan’s sponsor to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes that the Plan is no longer subject to income tax examinations for years prior to 2012.

(8)                     Reconciliation of Differences between these Financial Statements and the Financial Information Required on Form 5500:

December 31, 2013
Net assets available for benefits as presented in these financial statements	$877,198,557
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2013	797,946
Net assets available for benefits as presented on Form 5500	$877,996,503

Year Ended December 31, 2013
Net increase in net assets available for benefits as presented in these financial statements	$173,599,169
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2013	797,946
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2012	(2,829,250)
Net increase in net assets available for benefits as presented on Form 5500	$171,567,865

December 31, 2012
Net assets available for benefits as presented in these financial statements	$703,599,388
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2012	2,829,250
Net assets available for benefits as presented on Form 5500	$706,428,638

Year Ended December 31, 2012
Net increase in net assets available for benefits as presented in these financial statements	$89,451,727
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2012	2,829,250
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2011	(2,676,184)
Net increase in net assets available for benefits as presented on Form 5500	$89,604,793

(9)       Subsequent Events

The Company evaluated all subsequent events through June 25, 2014 and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Toro Company Investment, Savings, and
Employee Stock Ownership Plan

Date: June 25, 2014	By	/s/ Renee J. Peterson
Renee J. Peterson
Vice President, Treasurer and
Chief Financial Officer
of The Toro Company

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm